Global Blue Releases the Monthly Tax Free Shopping Business Update for November 2024 Signy, Switzerland, December 6, 2024 • New data from Global Blue reveals that the worldwide growth in Tax Free Shopping is positive across Continental Europe and Asia Pacific: Issued Sales in Store like-for-like year-on-year performance reached +21%1 in November 2024. A sustained performance in Continental Europe for international shopping In Continental Europe, the issued Sales in Store increased by +16%1 in November 2024 vs. last year, slightly ahead of October growth (+12%1). This growth was led by a +19%1 increase in the number of shoppers and was slightly impacted by a softening of -3%1 in the average spend per shopper, as a result of an overall inflation slowdown. When examining origin markets, GCC shopper Tax Free Spend led the way at +33%1 vs. last year, followed by US shoppers at +20%1. Regarding destination markets, November showed a solid performance in Spain and Italy at +20%1, and France at +12%1. A solid Tax Free Spend performance in Asia Pacific In Asia Pacific, the issued Sales in Store growth reached +30%1 in November 2024, in line with October 2024 (+29%1), led by a +31%1 increase in the number of shoppers and a -1%1 decrease in the average spend per shopper. When examining origin markets, the positive momentum in issued Sales in Store growth continued across most nationalities. Mainland Chinese Tax Free Spend led with a +54%1 increase, driven by a +84%1 rise in the number of shoppers. Hong Kong and Taiwan Tax Free Spend experienced a rise of +9%1 vs. last year while North East Asia Tax Free Spend softened by -4%1 vs. last year. Regarding destination markets, November showed a strong performance across destinations, with South Korea at +48%1, Japan at +34%1, and Singapore at +8%1. 1 Growth rate variation year-on-year (2024 vs. the same period in 2023)

Worldwide Year-on-Year Growth Rate (2024 vs. 2023)

Issued SIS L/L Year-on-Year Growth	Destination market weight in Issued SIS 2023	November 2024	October 2024	September 2024	CY Q3 2024	CY Q2 2024	CY Q1 2024
France	19%	+12%	+10%	+7%	+2%	+10%	+11%
Italy	17%	+20%	+15%	+17%	+16%	+22%	+29%
Spain	11%	+20%	+21%	+24%	+24%	+33%	+32%
Germany	6%	+6%	-5%	-3%	+5%	+2%	+6%
Other countries	18%	+16%	+11%	+7%	+10%	+21%	+16%
Total Continental Europe	**71%**	**+16%**	**+12%**	**+11%**	**+11%**	**+19%**	**+19%**
Japan	18%	+34%	+32%	+23%	+57%	+172%	+137%
Singapore	8%	+8%	+16%	-2%	-3%	-1%	25%
South Korea	2%	+48%	+42%	+45%	+42%	+60%	110%
Total Asia Pacific	**28%**	**+30%**	**+29%**	**+19%**	**+40%**	**+109%**	**97%**
Total Latin America	**1%**	**+34%**	**+32%**	**+19%**	**+23%**	**-2%**	**+9%**
Total worldwide	**100%**	**+21%**	**+17%**	**+13%**	**+19%**	**+41%**	**40%**

Worldwide Recovery Rate (versus 2019)

Issued SIS L/L recovery (in % of 2019)	Destination market weight in Issued SIS 2019	November 2024	October 2024	September 2024	CY Q3 2024	CY Q2 2024	CY Q1 2024
France	16%	154%	150%	158%	144%	164%	165%
Italy	17%	147%	144%	155%	146%	156%	123%
Spain	10%	171%	158%	169%	161%	164%	151%
Germany	9%	79%	66%	79%	75%	80%	65%
Other countries	19%	134%	121%	127%	126%	132%	126%
Total Continental Europe	**71%**	**138%**	**131%**	**141%**	**133%**	**143%**	**128%**
Japan	14%	296%	293%	243%	290%	327%	232%
Singapore	11%	86%	87%	74%	81%	92%	92%
South Korea	3%	173%	163%	163%	162%	158%	125%
Total Asia Pacific	**28%**	**198%**	**191%**	**162%**	**186%**	**226%**	**166%**
Total Latin America	**1%**	**110%**	**132%**	**142%**	**104%**	**101%**	**94%**
Total worldwide	**100%**	**155%**	**146%**	**146%**	**145%**	**165%**	**140%**

APPENDIX GLOSSARY - European Non-EU countries include: Shoppers who can reach destination by land transportation or less than a two hour flight. Ex: Swiss, British, Ukraine etc. - Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman - North East Asia countries includes: Japan, South Korea - South East Asia countries includes: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore MEDIA CONTACTS Virginie Alem – SVP Marketing & Communications Mail: valem@globalblue.com INVESTOR RELATIONS CONTACTS Frances Gibbons – Head of Investor Relations Mob: +44 (0)7815 034 212 Mail: fgibbons@globalblue.com ABOUT GLOBAL BLUE Global Blue is the business partner for the shopping journey, providing technology and services to enhance the experience and drive performance. With over 40 years of expertise, today we connect thousands of retailers, acquirers, and hotels with nearly 80 million consumers across 53 countries, in three industries: Tax Free Shopping, Payments and Post-Purchase solutions. With over 2,000 employees, Global Blue generated €28bn Sales in Store and €422M revenue in FY 2023/24. Global Blue is listed on the New York Stock Exchange. For more information, please visit www.globalblue.com Global Blue Monthly Intelligence Briefing, November 2024, Source: Global Blue